09056375

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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kg 5/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) **AND ENDING** 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Willow Cove Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5355 Mira Sorrento Place
(No. and Street)

San Diego, California 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous (949) 981-7963
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN ESKELSON & COMPANY
(Name - if individual, state last, first, middle name)

23974 Aliso Creek Rd., Ste 395, Laguna Niguel, CA 92677
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAY 07 2009
Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

State of California
County of San Diego

I, Mike Losse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Willow Cove Investment Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Subscribed and sworn to (or affirm) before me on this 2nd day of MAR, 2009, by Michael Losse, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Michael W Losse
Signature

President
Title

Maureen E O'Connor
Notary Public

MAUREEN E. O'CONNOR
Commission # 1831127
Notary Public - California
San Diego County
My Comm. Expires Jan 21, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Willow Cove Investment Group, Inc.

We have audited the accompanying statement of financial condition of Willow Cove Investment Group, Inc. as of December 31, 2008, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Willow Cove Investment Group, Inc. at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed further in Note 2, the Company has incurred losses from operations and failed to meet the minimum net capital requirements of the Securities and Exchange Commission Rule 15c3-1. The Company's viability is dependent upon its ability to obtain future financing and the success of its future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
May 5, 2009

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Financial Condition
December 31, 2008

ASSETS

Current assets:		
Cash	$	79
Deposit with clearing organization		14,675
Securities owned		22,495
Prepaid expenses and other assets		7,563
Total current assets		44,812
Property and equipment, net (Note 2)		3,157
Goodwill		58,976
Deposits		3,758
Total assets	$	110,703

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	13,796
Total current liabilities		13,796
Commitments (Note 4)		-
Common stock, no par value; 25,000 shares authorized; 1,000 shares issued and outstanding		100
Additional paid-in capital		399,360
Accumulated deficit		(302,553)
Total stockholders' equity		96,907
Total liabilities and stockholders' equity	$	110,703

See independent auditors' report and accompanying notes to financial statements

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Operations
For the year ended December 31, 2008

Revenues:		
Commissions	$	9,062
Consulting income		85,500
Other income		15,379
Net realized losses on securities		(36,445)
Net unrealized loss on securities		(7,650)
Total revenues		65,846
Operating expenses:		
Rent		39,765
Clearing charges		8,169
Communications		7,150
Regulatory and professional		5,536
Insurance expense		5,008
Depreciation		1,918
Office expense		477
Other		418
Total operating expenses		68,441
Income before provision for income taxes		(2,595)
Provision for income taxes (Note 2)		800
Net loss	$	(3,395)

See independent auditors' report and accompanying notes to financial statements

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Stockholders' Equity
For the year ended December 31, 2008

	Common stock		Additional	Accumulated	
	Shares outstanding	Amount	paid-in capital	deficit	Total
Balance, December 31, 2007	1,000	$ 100	$ 386,935	$ (299,158)	$ 87,877
Capital contributions	-	-	12,425	-	12,425
Net loss	-	-	-	(3,395)	(3,395)
Balance, December 31, 2008	1,000	$ 100	$ 399,360	$ (302,553)	$ 96,907

See independent auditors' report and accompanying notes to financial statements

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Cash Flows
For the year ended December 31, 2008

Cash flows from operating activities		
Net loss	$	(3,395)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		1,918
Securities acquired for services		(75,000)
Realized losses on marketable securities, net		36,445
Unrealized loss on marketable securities, net		7,650
Decrease (increase) in assets		
Deposit with clearing organization		(305)
Prepaid expenses and other assets		(2,627)
(Decrease) increase in liabilities		
Accounts payable and accrued expenses		4,572
Net cash flows used by operating activities		(30,742)
Cash flows from investing activities		
Proceeds from sale of marketable securities		18,283
Net cash flows provided by investing activities		18,283
Cash flows from financing activities		
Capital contributions		12,425
Net cash flows provided by financing activities		12,425
Net increase (decrease) in cash		(34)
Cash at beginning of year		113
Cash at end of year	$	79
Supplemental disclosure of cah flow information:		
Cash paid for income taxes	$	-

See independent auditors' report and accompanying notes to financial statements

1. ORGANIZATION

Willow Cove Investment Group, Inc. (the "Company") is a registered broker dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the following business activities: (1) retailing corporate equity securities over-the-counter, (2) retailing corporate debt securities, (3) underwriter or seller group participant (corporate securities other than mutual funds) on best effort basis only, (4) mutual fund retailer via subscription applications, and (5) private placement of securities. All securities transactions for the accounts of its customers are cleared through another broker-dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements during the year ended December 31, 2008 the Company incurred losses from continuing operations of approximately $3,400 and has an accumulated deficit of approximately $303,000.

Other than cash received from operations, the Company's cash resources are generally limited to raising capital from stockholders. . As a result, payments to vendors may be delayed. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company's existence is dependent upon management's ability to develop profitable operations and to resolve its liquidity problems. Management anticipates the Company will attain profitable status and improve its liquidity through the continued development, marketing and selling of its services, and through additional equity investment in the Company. The accompanying financial statements do not contain any adjustments related to this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less.

Revenue Recognition.

Security transactions and the related commission revenue are recorded on a trade date basis.

Realized gains and losses on marketable securities are determined on the basis of actual results on investments.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. The estimated fair values approximate their carrying values because of the short-term maturity of these instruments or the stated interest rates are indicative of market interest rates.

Property and Equipment

Property and equipment consists of office furniture and equipment recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently five to seven years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill.

Goodwill represents the excess purchase price paid by the Parent for 100% of the Company over the fair value of the tangible and intangible assets and liabilities of the Company at August 6, 2001, the date of acquisition. Goodwill is not being amortized, but instead will be subject to an annual assessment of impairment by applying a fair-value test. The Company evaluates the carrying value of goodwill each fiscal year. As part of the evaluation, the Company compares the carrying value of goodwill with its fair value to determine whether there has been impairment. As of December 31, 2008, the Company does not believe any impairment of goodwill has occurred.

Income Taxes.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. The Company is subject to the California minimum franchise tax of $800.

3. SECURITIES OWNED

Securities owned are bought and held principally for the purpose of selling them in the near term and, accordingly, are classified as trading securities. Trading securities are carried at fair value based on quoted market prices, with the change in fair value during the period included in earnings. December 31, 2008 consisted solely of marketable equity securities.

	Gross Unrealized Gain	Gross Unrealized Loss
Trading securities:		
Marketable equity securities	$ 20,000	$ (27,650)

	Gross Realized Gain	Gross Realized Loss
Trading securities:		
Marketable equity securities	$ -	$ (36,445)

4. COMMITMENTS AND RISKS

Operating Leases

The Company leased office space under a non-cancelable operating lease. Under this lease, the Company paid taxes, insurance, and maintenance expenses. Rent expense was $39,765 during 2008. Future minimum lease commitments under the non-cancelable operating lease were as follows:

For the year ended December 31, 2008	Amount
2009	$ 11,128
2010	-
2011	-
2012	-
After 2013	-
	$ 11,128

This lease expired in March 2009 and the Company relocated to new offices on a month to month basis.

Risks

The Company operates in a highly regulated environment. The Company is subject to rules and regulations of federal and state regulatory agencies. Such rules and regulations are subject to change at any time, which may provide additional regulatory and administrative costs to the Company.

Settlement of Securities Transactions

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2008, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). At December 31, 2008, the Company had a net capital of $1,711 that was $3,289 below its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital at December 31, 2008 was 8.06 to 1.

SUPPLEMENTAL INFORMATION

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2008

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 96,907
Deductions:		
Non-allowable assets:		
Securities owned	21,088	
Prepaid expenses and other assets	$ 7,564	
Property and equipment, net (Note 2)	3,157	
Goodwill	58,976	
Deposits	3,758	94,543
Tentative net capital		2,364
Haircuts on securities		
Options	$ 345	
Undue concentration	308	
		653
Net capital		$ 1,711
Total aggregate indebtedness		$ 13,796
Minimum net capital required		$ 5,000
Net capital deficiency		$ (3,289)
Ratio of aggregate indebtness to net capital		8.06 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 4,639
Less: Unrecorded accrued expenses		(2,800)
Less: Adjustments to haircuts		(128)
Net capital per above		$ 1,711

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2008

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule III
Informstion Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2008

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation
For Customers' Regulated Commodities Futures and Options Accounts
as of December 31, 2008

Not Applicable

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Willow Cove Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Willow Cove Investment Group, Inc. (the Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
May 5, 2009

WILLOW COVE INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2008

With

INDEPENDENT AUDITORS' REPORT THEREON

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS